KKR BDC INC.

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street

New York, NY 10019

                                                                                                                February 16, 2006

VIA EDGAR

Re:	KKR BDC Inc. — Form RW — Application for
Withdrawal of Registration Statement No. 333-114412

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. John Ganley

Ladies and Gentlemen:

                KKR BDC Inc., a Maryland corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form N-2 (Registration No. 333-114412), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2004, and was amended on May 26, 2004.

                The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement.

                    Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. The Registrant also requests that all fees paid to Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use, in accordance with, and subject to the conditions of, Rule 457(p) of the Securities Act.

                    If you have questions regarding the foregoing application for withdrawal, please call David J. Sorkin at Simpson Thacher & Bartlett LLP, outside counsel to the Registrant, at (212) 455-3387.

Sincerely,

KKR BDC INC.

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: President